UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              SCHEDULE 13D/A
                 Under the Securities Exchange Act of 1934

                             (Amendment No. 1)

                       NEXT LEVEL COMMUNICATIONS, INC.
                             (Name of Issuer)

                   Common Stock, par value $0.01 per share
                       (Title of Class of Securities)

                                65333U 10 4
                               (CUSIP Number)

                              Carol H. Forsyte
                               Motorola, Inc.
              1303 East Algonquin Road, Schaumburg, IL 60196
                               (847) 576-5000
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                 May 16, 2001
         (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
    Motorola, Inc.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a)
    (b)

3.  SEC USE ONLY

4.  SOURCE OF FUNDS (See Instructions)
    OO

5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e) [    ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    State of Incorporation:  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER
    67,103,724 (Includes 3,000,000 shares of common stock which are subject to warrants currently exercisable within 60 days. See Item 4.)

8.  SHARED VOTING POWER
    0

9.  SOLE DISPOSITIVE POWER
    67,103,724 (Includes 3,000,000 shares of common stock which are subject to warrants currently exercisable within 60 days. See Item 4.)

10. SHARED DISPOSITIVE POWER
    0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    67,103,724 (Includes 3,000,000 shares of common stock which are subject to warrants currently exercisable within 60 days. See Item 4.)

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    76.2%

14. TYPE OF REPORTING PERSON (See Instructions)
    CO



                      STATEMENT PURSUANT TO RULE 13d-1
                                   OF THE
                        GENERAL RULES AND REGULATIONS
                                 UNDER THE
               SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Item 1.  Security and Issuer.

     Item 1 is amended and restated to read as follows:

     This statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $0.01 per share (the "Shares"), of Next Level Communications, Inc., a Delaware corporation (the "Company") and amends and supplements all information contained in the initial statement on Schedule 13D (the "Initial Statement") filed on January 14, 2000, by Motorola, Inc., a Delaware corporation ("Motorola"), the Voting Trust and the Trustee (each as defined and identified in the Schedule 13D filed on November 22, 1999, by General Instrument ("GI 13D") on which Shares were previously reported as beneficially owned by General Instrument. The Company's principal executive offices are at 6085 State Farm Drive, Rohnert Park, California 94928. Unless otherwise indicated, capitalized terms used but not defined herein shall have the same meanings assigned to such terms in the Initial Statement and are incorporated herein by reference.

Item 2.  Identity and Background.

     Item 2 is amended and restated to read as follows:

     (a) - (c), (f) This Statement is being filed by Motorola, Inc., a Delaware corporation ("Motorola"). Motorola's principal executive offices are located at 1303 East Algonquin Road, Schaumburg, Illinois 60196. Motorola is a global leader in providing integrated communications solutions and embedded electronic solutions. These include: (i) software-enhanced wireless telephone, two-way radio, messaging products and systems, as well as networking and Internet-access products, for consumers, network operators, and commercial, government and industrial customers; (ii) end-to-end systems for the delivery of interactive digital video, voice and high-speed data solutions for broadband operations; (iii) embedded semiconductor solutions for customers in the networking and computing, transportation wireless communications and digital consumer/home networking markets; and (iv) embedded electronic systems for automotive, industrial, transportation, navigation, communications and energy systems markets.

     The names, business addresses and present principal occupations or employment of the directors and executive officers of Motorola are set forth in the attached Appendix 1, which is incorporated herein by reference. To the best of Motorola's knowledge, except as noted on Appendix 1, all directors and executive officers of Motorola are citizens of the United States.

     (d) - (e) Neither Motorola, nor to the best of Motorola's knowledge, any of the directors or executive officers listed on Appendix 1 has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     Item 3 is amended and restated to read as follows:

     On January 5, 2000, pursuant to an agreement and plan of merger (the "Agreement and Plan of Merger"), dated September 14, 1999, General Instrument Corporation, a Delaware corporation ("General Instrument") merged with and into Lucerne Acquisition Corp. ("Lucerne"), a Delaware corporation and a wholly-owned subsidiary of Motorola (the "Merger"). As a result of the Merger the separate corporate existence of Lucerne ceased and General Instrument continued as the surviving corporation as a wholly-owned subsidiary of Motorola. In connection with the Merger, each outstanding share of General Instrument common stock was exchanged for 0.575 shares of Motorola common stock, with cash in lieu of any fractional Motorola shares that former General Instrument stockholders would have otherwise received.

     As a result of the Merger, General Instrument became a wholly-owned subsidiary of Motorola, the Voting Trust was terminated and, therefore, Motorola became the sole beneficial owner of the 64,103,724 Shares of the Company held by General Instrument, with the sole voting and investment power with respect to such Shares. Consequently, Motorola has assumed the reporting obligations with respect to such Shares, and no future statements on Schedule 13D or amendments will be filed by General Instrument, the Voting Trust or the Trustee with respect to such Shares.

     On May 16, 2001, Motorola and the Company entered into a $60 million credit agreement (the "Credit Agreement"). Under the terms of the Credit Agreement, the Company granted Motorola warrants for up to 7,500,000 shares of the Company's common stock (the "Warrants"), all with an exercise price of $7.39 per share. The Warrants expire on May 15, 2006 and are exercisable in varying increments described below in
Item 4.

Item 4.  Purpose of Transaction.

     Item 4 is amended and restated to read as follows:

     Beneficial ownership of the 64,103,724 Shares was acquired by Motorola as part of the Merger. Reference is made to Motorola's Registration Statement on Form S-4 (File No. 333-88735) for more information regarding the Merger, including the background and reasons therefor. Prior to the Merger, beneficial ownership of the 64,103,724 Shares was with General Instrument. Reference is made to the GI 13D for more information regarding beneficial ownership of such Shares by General Instrument, the Voting Trust and the Trustee.

     Prior to the Merger, the 64,103,724 Shares were held in the Voting Trust, which was terminated upon the Merger. Following such termination, such Shares were registered to General Instrument. Pursuant to the Corporate and Intercompany Agreement described in Item 6 below, upon termination of the Voting Trust, the Company's board of directors took action to appoint the following Motorola employees as Company directors. Currently, Eugene Delaney, Ferdinand C. Kuznik and Richard D. Severns are employees of Motorola and continue to serve as Company directors. Jerry Roseland has retired from Motorola, but continues to serve as a Company director.

     On May 16, 2001, Motorola and the Company entered into the Credit Agreement. Under the terms of the Credit Agreement, the Company granted Motorola warrants for up to 7,500,000 shares of the Company's common stock. All the warrants have an exercise price of $7.39 per share and expire on May 15, 2006. The warrants are exercisable in varying increments as follows: a) on May 16, 2001, (the "Effective Date") of the Credit Agreement, warrants for 1,500,000 shares of the Company's common stock became exercisable; b) on May 18, 2001, warrants for an additional 1,500,000 shares of the Company's common stock became exercisable when the Company's cumulative borrowing under the Credit Agreement exceeded $30 million; c) when the Company's cumulative borrowing under the Agreement equals or exceeds $40 million, warrants for an additional 750,000 shares of the Company's common stock become exercisable; d) when the Company's cumulative borrowing under the Agreement equals or exceeds $50 million, warrants for an additional 750,000 shares of the Company's common stock become exercisable; and e) regardless of the Company's cumulative borrowing under the Agreement, warrants for an additional 3,000,000 shares of the Company's common stock become exercisable in 1,000,000 increments on May 17, 2002, November 17, 2002 and February 17, 2003 respectively, unless prior to those dates the Company's borrowings under the Credit Agreement have been repaid in full and the Credit Agreement has been terminated.

     Of the 7,500,000 warrants, 3,000,000 are currently exercisable and 4,500,000 are not currently exercisable within 60 days.

     As a result of the Merger, the grant of Warrants and related transactions described herein, Motorola is able to exercise a majority of the total voting power of the Company. Motorola has appointed four of the eight current directors. In addition, one of the current directors is an employee of the Company. Except in connection with the agreements and arrangements described herein, Motorola has no current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of Item 4 to Schedule 13D. Motorola does, however, expect to evaluate on an ongoing basis its intentions with respect to the Company and may determine to pursue one or more of the actions specified in Items (a) through (j).

     Motorola currently intends to maintain beneficial ownership of all of its Shares. However, Motorola may acquire beneficial ownership of additional Shares or sell or otherwise dispose of beneficial ownership of any or all of the Shares it beneficially owns. Motorola reserves the right to change its plans and intentions at any time and to take any action, with respect to the Company or any of its debt or equity securities, in any manner permitted by law. Restrictions on the ability to sell or otherwise dispose of the 64,103,724 Shares per the Lock-Up Agreement described in Item 6 below expired on May 10, 2000.

Item 5.  Interest in Securities of the Issuer.

     Item 5 is amended and restated to read as follows:

     (a) - (b) Motorola is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of 67,103,724 shares of the Company's common stock (see Footnote 1)(constituting 76.23% of the total outstanding shares of the Company's common stock). As to such shares, Motorola has the sole power to vote or to direct the vote and sole power to dispose or direct the disposition of all of the shares.

     (c) David Robinson, Executive Vice President and President, Broadband Communications Sector of Motorola has sole voting and investment control of 5,000 shares of the Company's common stock, a negligible percent of the total outstanding shares of the Company's common stock. Neither Motorola nor, to the knowledge of Motorola, any of the individuals identified in Appendix 1 has executed any transactions in the Company's stock during the past 60 days.

     (d) There is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Motorola.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

     Item 6 is amended and restated to read as follows:

     General Instrument entered into the following agreements with respect to its ownership of the Shares that are now beneficially owned by Motorola. The following summary of certain provisions of these agreements is qualified in its entirety by reference to these agreements themselves, which are filed as exhibits hereto and hereby incorporated by reference.

     Lock-Up Agreement. As an inducement to the underwriters in connection with the Company's initial public offering of Shares, General Instrument entered into a lock-up agreement (the "Lock-Up Agreement") pursuant to which it agreed not to sell or otherwise dispose of any Shares for 180 days after November 9, 1999 without the prior written consent of Credit Suisse First Boston Corporation. The Lock-Up Agreement expired on May 10, 2000.

     Corporate and Intercompany Agreement. General Instrument and the Company have entered into the Corporate and Intercompany Agreement, dated as of November 15, 1999, (the "Corporate and Intercompany Agreement") under which, among other things, the Company has granted General Instrument and its affiliates a continuing option to purchase additional Shares or shares of non-voting capital stock of the Company. If the Company issues any additional equity securities after its initial public offering, General Instrument and its affiliates may exercise this option to purchase: (i) Shares to the extent necessary for them to maintain their then-existing percentage of the total voting power; and (ii) shares of non-voting capital to the extent necessary to own 80% of any class of non-voting capital stock which may be outstanding. The purchase price of the Shares will be the market price of the common stock. The purchase price of non-voting capital stock will be the price at which third parties may purchase this stock. The stock option expires if General Instrument and its affiliates beneficially own less than 30% of the outstanding Shares.

     The Corporate and Intercompany Agreement also provides that, immediately upon the termination of the Voting Trust, the Company and its board of directors will take all actions necessary to appoint on the date of termination any number of additional directors nominated by General Instrument. As indicated in Item 4 above, upon the Merger, the Company's board appointed certain individuals as Company directors at Motorola's request.

     Registration Rights Agreement dated November 15, 1999. General Instrument, Spencer Trask Investors LLC ("Spencer Trask") and the Company entered into a registration rights agreement, dated as of November 15, 1999 (the "Registration Rights Agreement"). Under the Registration Rights Agreement, the Company granted to these stockholders and their affiliates the right to request that the Company use its best efforts to register their Shares under federal and state securities laws so that they may sell or dispose of their Shares in accordance with these laws. So long as General Instrument and its affiliates own 30% of the Company's outstanding common stock, they will not be limited in the number of times they may make that request.
After their ownership declines below that level, they will be able to cause the Company to effect up to four demand registration of their Shares. Under customary "piggy-back" registration rights, General Instrument and its affiliates will also be entitled to include their shares in all registrations of common stock that the Company makes, either for a sale by the Company or any of its stockholders, subject to customary exceptions. The Company will pay for all out-of-pocket expenses relating to these registrations and indemnify General Instrument and its affiliates against liabilities under securities laws. General Instrument and its affiliates may generally assign these registration rights to transferees of their Shares.

     Credit Agreement. On May 16, 2001, Motorola and the Company entered into a $60 million Credit Agreement. Under the terms of the Credit Agreement, the Company granted Motorola warrants for up to 7,500,000 shares of the Company's common stock (the "Warrants"), all with an exercise price of $7.39 per share. The Warrants expire on May 15, 2006 and are exercisable in varying increments described above in
Item 4.

     Security Agreement. As security for the obligations under the Credit Agreement the Company entered into a Security Agreement dated as of May 16, 2001 with Motorola, pursuant to which the Company granted to Motorola a security interest in substantially all of the personal property assets of the Company, including certain patents and patent applications. If the Company defaults under its obligations under the Credit Agreement, Motorola is entitled to exercise remedies with respect to the pledged assets, including those available to a secured party under the Uniform Commercial Code.

     Registration Rights Agreement dated May 16, 2001. Motorola and the Company also entered into a Registration Rights Agreement dated as of May 16, 2001 pursuant to which the Company granted Motorola both demand registration rights (for up to four registrations) and piggyback registration rights related to shares obtained in connection with the Warrants. The Company further agreed to use its best efforts to ensure that the conditions to the availability of Rule 144 set forth in paragraph (c) thereof shall be satisfied, and to use its reasonable efforts to cause all conditions to the availability of Form S-3 to be met as soon as practicable after the date of the Registration Rights Agreement.

Item 7.  Material to be Filed as Exhibits.

Item 7 is amended and restated to read as follows:

     1. Form of Agreement and Plan of Merger, by and among Motorola, Lucerne and General Instrument (incorporated by reference to Appendix A to Motorola's registration statement ("Motorola's Registration Statement") on Form S-4, File No. 333-88735, filed with the Commission on November 30, 1999).

     2. Form of Registration Rights Agreement, by and among General Instrument, the Company and Spencer Trask (incorporated by reference to Exhibit 4.2 to amendment number 6 ("Amendment No. 6") to the Company's registration statement on Form S-1, File No. 333-85999 (the "Registration Statement"), filed with the Commission on November 9, 1999).

     3.  Form of Voting Trust Agreement, by and among General
         Instrument, the Company and ChaseMellon Shareholder Services, LLC, as trustee (incorporated by reference to Exhibit 9.1 to Amendment No. 6).

     4. Form of Lock-Up Agreement (incorporated by reference to Exhibit D to the form of an underwriting agreement (the "Underwriting Agreement") filed as Exhibit 1.1 to amendment number 4 ("Amendment No. 4") to the Registration Statement, filed with the Commission on October 29, 1999).

     5. Form of Corporate and Intercompany Agreement, between General Instrument and the Company (incorporated by reference to Exhibit 10.2 to Amendment No. 6).

     6.  Credit Agreement, dated as of May 16, 2001, between the
         Company and Motorola (incorporated by reference to Exhibit
         99.1 of the Company's Current Report on Form 8-K filed on May
         29, 2001).

     7. Security Agreement, dated as of May 16, 2001, between the Company and Motorola (incorporated by reference to Exhibit
         99.2 of the Company's Current Report on Form 8-K filed on May
         29, 2001).

     8.  Form of Warrant, between the Company and Motorola
         (incorporated by reference to Exhibit 99.3 of the Company's Current Report on Form 8-K filed on May 29, 2001).

     9. Registration Rights Agreement, dated as of May 16, 2001, between the Company and Motorola.


                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 14, 2001

MOTOROLA, INC.

By:   / s / Carol H. Forsyte
Name: Carol H. Forsyte
Title: Vice President,
Corporate and Securities


                                 FOOTNOTE 1

Motorola's beneficial ownership of the Company's common stock consists of (i) 64,103,724 shares of the Company's common stock and (ii) 3,000,000 shares of the Company's common stock deemed to be outstanding under Rule 13d-3(d) under the Exchange Act as a result of Motorola's ownership of 3,000,000 shares of common stock which are subject to warrants currently exercisable within 60 days.

                                APPENDIX I

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF MOTOROLA

The following table sets forth the name, business address, and principal occupation or employment at the present time for each director and executive officer of Motorola. Unless otherwise noted, each such person is a citizen of the United States. In addition, unless otherwise noted, each such person's business address is 1303 East Algonquin Road, Schaumburg, Illinois 60196.


                          DIRECTORS OF MOTOROLA

Christopher B. Galvin...Chairman of the Board and Chief Executive
Officer, Motorola, Inc.

Robert L. Growney...President and Chief Operating Officer, Motorola,
Inc.

Francesco Caio...Chief Executive Officer, Netscalibur. His Business address is: Via Caldera 21, 20153 Milano, Italy. Mr. Caio is a citizen of Italy.

Ronnie C. Chan...Chairman, Hang Lung Development Group. His business address is: Hang Lung Development Company Limited, 28/F Standard
Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong. Mr. Chan is a U.S. citizen residing in Hong Kong.

H. Laurance Fuller...Retired; formerly Co-Chairman of the Board of Directors, BP Amoco, p.l.c. His business address is: Primary Business Center, 1111 E. Warrenville Road, Suite 257, Naperville IL 60563.

Anne P. Jones...Consultant. Her business address is: 5716 Bent Branch Road, Bethesda, MD 20816.

Judy C. Lewent...Executive Vice President and Chief Financial Officer, Merck & Co., Inc. Her business address is: Merck & Co., Inc., One Merck Drive, Whitehouse Station, NJ 08889.

Dr. Walter E. Massey...President of Morehouse College. His business address is: Morehouse College, 830 Westview Drive, SW, Atlanta, GA 30314.

Nicholas Negroponte...Senior Director of the Massachusetts Institute of Technology Media Laboratory. His business address is: Massachusetts Institute of Technology Media Lab, 20 Ames St. E15-210, Cambridge, MA 02139.

John E. Pepper, Jr....Chairman of the Board of Directors, Procter &
Gamble Co. His business address is: Procter & Gamble Co., One Procter & Gamble Plaza, Cincinnati, OH 45202.

Samuel C. Scott III...Chairman and Chief Executive Officer, Corn
Products International. His business address is: CPC International, Inc. 6500 Archer Road, Summit-Argo, IL 60501.

B. Kenneth West...Senior Consultant for Corporate Governance to
Teachers Insurance and Annuity Association-College Retirement Equities Fund. His business address is: Retired Chairman of the Board, Harris Bankcorp, Inc., 111 W. Monroe (LLW), Chicago, IL 60603.

Dr. John A. White...Chancellor, University of Arkansas. His business address is: University of Arkansas, 425 Administration Building,
Fayetteville, AR 72701.


                   EXECUTIVE OFFICERS OF MOTOROLA, INC.
                 (WHO ARE NOT ALSO DIRECTORS OF MOTOROLA)

Keith J. Bane...Executive Vice President and President, Global Strategy and Corporate Development.

Robert L. Barnett...Executive Vice President and President, Commercial, Government and Industrial Systems Sector.

Edward Breen...Executive Vice President and President, Networks Sector.

Glenn A. Gienko...Executive Vice President and Motorola Director of Human Resources.

Joseph M. Guglielmi...Executive Vice President and President, Global Customer Solutions Operations.

Bo Hedfors...Executive Vice President and President, Global Telecom Solutions Sector. Mr. Hedfors is a citizen of Sweden.

Carl F. Koenemann...Executive Vice President and Chief Financial
Officer.

Ferdinand C. Kuznik...Executive Vice President and President, Motorola Europe, Middle East and Africa.

A. Peter Lawson...Executive Vice President, General Counsel and
Secretary.

Thomas J. Lynch...Executive Vice President and President, Integrated Electronic Systems Sector.

Dennis A. Roberson...Senior Vice President and Chief Technology
Officer.

David E. Robinson...Executive Vice President and President, Broadband Communications Sector.

Fred (Theodore) A. Shlapak...Executive Vice President and President, Semiconductor Products Sector.

C. D. Tam...Executive Vice President and President, Asia Pacific
Region. Mr. Tam is a citizen of Hong Kong and a permanent resident of the United States.

Mike S. Zafirovski...Executive Vice President and President, Personal Communications Sector.